Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SVB Financial Group:

We consent to the incorporation by reference in the registration statement on Form S-3 of SVB Financial Group of our reports dated February 27, 2014, with respect to the consolidated balance sheets of SVB Financial Group as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of SVB Financial Group, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

May 9, 2014